Filing under Rule 425 under the Securities
                                  Act of 1933 and deemed filed under Rule 14a-12
                                         of the Securities Exchange Act of 1934.
                                                          Filing by Genesys S.A.
                                             Subject Company: Vialog Corporation
                                               SEC File No. of VIALOG: 001-15527


[LOGO] GENESYS Conferencing                      [LOGO] VIALOG(R)
                                                        The Conferencing Company

                                 [LOGO] astound


          o    VIALOG SHAREHOLDERS APPROVE THE ACQUISITION OF VIALOG BY GENESYS.

          o GENESYS SHAREHOLDERS APPROVE THE CAPITAL INCREASE RELATING TO THE VIALOG AND ASTOUND ACQUISITIONS.

          o    ASTOUND SHAREHOLDERS APPROVE THE ACQUISITION OF ASTOUND BY
               GENESYS.

MONTPELLIER, FRANCE - MARCH 23, 2001- Genesys S.A. (Euronext: 3955), Vialog Corporation (Amex: VX) and Astound Incorporated today jointly announced that Genesys shareholders have approved the capital increase required for the acquisitions of Vialog and Astound. The companies also announced that Vialog shareholders approved the acquisition of Vialog by Genesys at its March 23, 2001 shareholders meeting. Astound shareholders also approved the acquisition of Astound by Genesys at its March 20, 2001 shareholders meeting.

ACQUISITION OF VIALOG

The merger agreement provides that Vialog shareholders will receive Genesys' American Depositary Shares (ADSs) in exchange for their Vialog shares upon closing. The exchange ratio will be determined on the basis of the volume-weighted average share price of Genesys shares on Euronext-Paris for the 10 consecutive trading days ending on the second trading day prior to the day of the closing. Under current market conditions, the exchange ratio will be fixed at a maximum of 0.6703 ADSs for each Vialog share, resulting in Vialog shareholders receiving approximately 24.8% of Genesys outstanding shares, after giving effect to the Astound acquisition.

The ADSs will begin trading on the Nasdaq Stock Market under the symbol "GNSY" after the closing.

Vialog's termination right remains unchanged, although, as previously announced, Vialog's board re-affirmed its intention to proceed with the merger under current market conditions. The Board of Genesys previously announced it has decided, based on current conditions, not to exercise its right to adjust the exchange ratio if the board of Vialog were to decide to exercise its right to terminate the merger agreement.

Genesys and Vialog announced yesterday that they have received commitments from a bank group for a U.S. $ 125 million senior credit facility that will permit Vialog Corporation to refinance its outstanding debt following its acquisition by Genesys. The terms provided by the term sheet signed with the banks should enable the merged companies to generate approximately U.S. $ 4.5 million of annual cash savings related to interest costs compared with Vialog `s current interest costs. Availability of the credit facility is subject to due diligence, documentation and other customary conditions for a facility of this kind.

Closing of the Vialog acquisition is expected to occur in conjunction with the loan closing in approximately four weeks.

ACQUISITION OF ASTOUND

The Astound shareholders approved the acquisition of Astound by Genesys at their meeting on March 20, 2001. The merger agreement provides that Astound shareholders will receive exchangeable shares of Astound, exchangeable at their option into an aggregate of 1,000,000 ordinary shares of Genesys and U.S. $7 million in cash at closing, and U.S. $ 3.55 million in cash on January 4, 2002, together with interest thereon. The Genesys shares received by Astound shareholders upon exchange of their exchangeable shares will be listed on Euronext Paris. The merger closing is scheduled to occur before the end of March.

Francois Legros, Chairman and Chief Executive Officer of Genesys, Kim Mayyasi, Chief Executive Officer of Vialog and Kailash Ambwani, President of Astound stated : "We are excited by our shareholders' strong support as demonstrated by their vote to merge our businesses. This is a significant step in creating a global powerhouse in the conferencing industry, with unique geographical coverage and a strong customer base. Further, with the acquisition of Astound, the Group's technological leadership will be enhanced within the fast growing internet segment of our industry."

ABOUT GENESYS CONFERENCING:

Founded in 1986, Genesys Conferencing is one of the world's leading independent conferencing specialists : audio conference, data conference, video conference and webstreaming. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing is listed on the Nouveau Marche in Paris (Euroclear code: 3955).

ABOUT VIALOG:

Vialog is a leading provider of teleconferencing and messaging services, including audioconferencing, videoconferencing, web conferencing, voicemail broadcast, e-mail broadcast and fax broadcast. Vialog helps its more than 6,000 corporate customers communicate more professionally, efficiently and effectively by delivering superior customer service and an extensive range of enhanced and customized conferencing solutions. Vialog's common stock (symbol: VX) is quoted on AMEX. For more information, visit Vialog.com for direct, online access to Vialog's conferencing and messaging services.

ABOUT ASTOUND:

Founded in 1996 and based in Toronto, Astound is a leading provider of Web conferencing and collaboration services, enabling companies to communicate in real-time with customers, employees and partners. The Astound Conference Center is a complete, integrated platform for one-to-one and small group collaboration as well as large scale Web events. Astound has 100 employees and had sales for the 12 months ended December 31, 2000 U.S. $ 2.5 million. Astound's services are distributed via a direct sales force to customers such as Hewlett Packard, Minolta, Lexmark, DLJ Direct, NCR and Teklogix.

AT GENESYS

  PIERRE SCHWICH                   MARINE BRUN                              FLORENCE CATEL
  EVP, Finance                     Shareholder and Investor Relations       Press Relations
  Tel: +33 4 67 06 27 55           Tel : + 33 4 67 06 75 17                 Tel : + 33 4 67 06 27 49
  Pierre.scwich@genesys.com        investor@genesys.com                     florence.catel@genesys.com

AT VIALOG

MIKE SAVAGE

Chief Financial Officer
Tel : 781-761-6200
Msavage@vialog.com

US SEC FILINGS

Genesys Conferencing has filed a Registration Statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission in connection with the Vialog transaction. The Form F-4 contains a proxy statement/prospectus relating to the Vialog special meeting and other related documents. Vialog has mailed the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contains important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67062755
email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA  01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Vialog stockholders in connection with the proposed merger, and a description of their interests, is available in a SEC filing on
Schedule 14A made by Vialog on October 2, 2000.

FORWARD-LOOKING STATEMENTS

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the growth of Ready-to-Meet revenues, the anticipated timing of the Genesys Conferencing transaction, and the benefits and results of the Genesys Conferencing transaction. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Vialog's Annual Report to Stockholders and Genesys Conferencing's and Vialog's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.